UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-39429

Ardagh MP USA Inc.

(Exact name of registrant as specified in its charter)

8770 W. Bryn Mawr Ave.

Suite 800

Chicago, IL

(773) 399-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.0001

Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share

Units, consisting of one share of Class A Common Stock and one-fifth of one Warrant, whereby each whole
Warrant entitles the holder thereof to purchase one share of Class A Common Stock at an exercise price of
$11.50 per share of Class A Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	On August 4, 2021, upon the consummation of the transactions contemplated by that certain Business Combination Agreement by and among Ardagh MP USA Inc., formerly known as Gores Holdings V, Inc. (“AMPUSA”), Ardagh Metal Packaging S.A. (“AMPSA”), Ardagh MP MergeCo Inc. and Ardagh Group S.A., AMPUSA became a wholly owned subsidiary of AMPSA.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ardagh MP USA Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Ardagh MP USA, Inc.

Date:	August 16, 2021	By:	/s/ Joshua Markus
		Name:	Joshua Markus
		Title:	Vice President, Secretary